Exhibit 99.8

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Keegan Resources Inc.

We consent to the use of our reports, each dated June 28, 2012, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

Chartered Accountants

June 29, 2012
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.